

PEOPLES BANCORP INC. – P.O. BOX 738 - MARIETTA, OHIO – 45750
www.peoplesbancorp.com

# NEWS RELEASE

**FOR IMMEDIATE RELEASE**
October 26, 2010

Contact:    Edward G. Sloane
            Chief Financial Officer and Treasurer
            (740) 373-3155

## PEOPLES BANCORP INC. ANNOUNCES THIRD QUARTER RESULTS
_____

     **MARIETTA, Ohio** - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the quarter ended September 30, 2010.  Peoples incurred a net loss available to common shareholders of $101,000, or $0.01 per diluted common share, in the third quarter of 2010.  A higher provision for loan losses than in recent quarters, along with write-downs on other real estate owned ("OREO") and loans held-for-sale, resulted in the loss for the third quarter.  By comparison, Peoples incurred a net loss available to common shareholders of $4.6 million, or $0.44 per diluted common share, for the third quarter of 2009 and reported net income available to common shareholders of $2.8 million, or $0.27 per diluted common share, for the second quarter of 2010 (or "linked quarter").  On a year-to-date basis, net income available to common shareholders was $3.5 million through September 30, 2010, an increase over the $1.6 million reported for the same period a year ago, representing diluted earnings per common share of $0.33 and $0.16, respectively.

     Summary points regarding third quarter results:

o   Third quarter 2010 net loan charge-offs were $8.0 million, or 3.11% of average loans on an annualized basis, comprised mostly of write-downs on commercial real estate loans driven by the weak economy and declines in collateral values.  Third quarter 2010 provision for loan losses was $8.0 million.  At September 30, 2010, the allowance for loan losses stood at $27.2 million, or 73% of nonperforming loans and 2.68% of total loans.

o   During the third quarter, total nonperforming assets decreased 4% to $41.6 million.  A single $1.6 million commercial real estate loan relationship was returned to accruing status, while commercial loans to eight unrelated borrowers were placed on nonaccrual status.  Charge-offs and paydowns on loans, coupled with $0.4 million in write-downs on commercial OREO due to declines in property values during the quarter, contributed to the overall reduction in total nonperforming assets. Nonperforming assets were 2.21% of total assets at September 30, 2010.

o   At September 30, 2010, loans held-for-sale included $1.5 million of commercial loans secured by real estate located outside People's primary market area.  These were written down to their estimated fair value, resulting in a $0.6 million loss recognized for the third quarter of 2010.

o   During the third quarter of 2010, Peoples sold $87 million of investment securities, at a $3.8 million net gain, and used the sale proceeds to prepay $60 million of high-cost wholesale borrowings, which resulted in prepayment charges totaling $3.6 million.  The remaining sale proceeds were reinvested into U.S. government agency bonds.  These transactions were part of Peoples' ongoing management of the investment portfolio and overall balance sheet risk profile.

o   Operating efficiency improved in the third quarter of 2010, as total revenue held consistent with the linked quarter, while total non-interest expense declined 2% or $351,000.  As a result, Peoples' efficiency ratio was 58.8% for the third quarter versus 60.3% last quarter.  On a year-to-date basis, total revenue and total non-interest expense were both down $1.3 million or roughly 2% in 2010, producing an efficiency ratio of 59.7% versus 60.0% last year.

o   At September 30, 2010, total loan balances were down slightly from the prior quarter-end, due mostly to third quarter 2010 charge-offs.  Commercial and industrial loan balances grew during the quarter but the impact was offset by a continued reduction in commercial real estate loan exposure.  Through nine months of 2010, total loan balances were down $41 million, due mostly to reductions in commercial real estate loans.

o   Retail deposit balances decreased $6 million during the third quarter of 2010, driven by planned reductions in higher-cost, non-core certificates of deposits in order to control overall funding costs. Non-interest-bearing deposits grew $6 million during the third quarter.  Compared to year-end 2009, total retail deposit balances were essentially unchanged at quarter-end, with an increase in non-interest-bearing deposits nearly equal to the reduction in interest-bearing retail deposits.



    o   Peoples' capital levels remained strong and substantially higher than the minimum regulatory amount needed to be considered "well capitalized". Total Risk-Based Capital ratio was 17.55% at quarter-end, while tangible common equity was 7.16% of tangible assets.

"We are not pleased to report a net loss for the third quarter," said David L. Mead, President and Chief Executive Officer. "Higher credit-related losses than experienced in the prior two quarters of 2010 overshadowed positive results in key areas of our business. Unfortunately, the protracted weak economy in our market areas and stalled recovery are making it increasingly more difficult for commercial borrowers, who previously were able to withstand the severe economic downturn, to continue fulfilling their financial obligations. Given these ongoing adverse conditions, we have intensified our proactive efforts to identify weakening credits and assess their collectability, while at the same time seek resolution of previously identified problem assets."

Net interest income was $15.3 million for the third quarter of 2010, a slight linked quarter increase, while net interest margin improved 9 basis points to 3.58%. Net interest margin expansion was driven primarily by the balance sheet deleveraging that occurred during the third quarter of 2010. Year-over-year, net interest income was down slightly for both the three and nine months ended September 30, 2010, while net interest margin expanded moderately for both periods. Interest income was impacted by declining loan balances and lower reinvestment rates in the current interest rate environment. However, that negative impact on net interest income was mostly offset by management's successful efforts to reduce funding costs by repaying higher-cost borrowings and growing low-cost deposits.

During the third quarter of 2010, Peoples sold investment securities with an aggregate amortized cost of $86.6 million at a $3.8 million net gain. The securities sold consisted mostly of U.S. agency mortgage-backed securities and U.S. government-backed student loan pools and were selected based upon their current low yields and interest rate risk characteristics. The proceeds from the investment sales were used to prepay $60.0 million of wholesale repurchase agreements, resulting in early repayment charges totaling $3.6 million. The repurchase agreements had a weighted-average cost of 4.53% and originally were scheduled to mature over the next two years. Since year-end 2009, the size of the investment portfolio has decreased by $113.8 million and borrowed funds have been reduced by $109.2 million.

"We maintained a consistent level of net interest income and improved net interest margin in the third quarter due largely to actions taken in recent quarters to reduce interest rate risk exposures," said Edward G. Sloane, Chief Financial Officer and Treasurer. "One such action was the balance sheet deleveraging undertaken in the third quarter, which was earnings neutral and allowed us to enhance capital, liquidity and interest rate risk positions. However, we expect fourth quarter net interest income and margin to be challenged by the recent flattening of the yield curve, which has intensified the downward pressure on asset yields."

Third quarter 2010 non-interest income totaled $7.7 million, which was consistent with both the linked quarter and prior year third quarter amounts. Both electronic banking and mortgage banking income experienced strong growth in the third quarter over the prior year, but this growth was tempered by lower deposit account service charges – primarily overdraft fees. Although new regulations governing overdraft fees became effective during the third quarter, the impact on third quarter fees was minimal due to the timing of the changes. Consequently, much of the decline in deposit account service charges from the prior year was attributable to lower volumes of overdrafts resulting from changes in consumer behavior. On a year-to-date basis, total non-interest income was $23.5 million through September 30, 2010, down 3% from the same period in 2009. While electronic banking income and trust and investment revenue were up 18% and 15%, respectively, these increases were more than offset by declines in other non-interest income categories.

Total non-interest expense was $14.0 million for the third quarter of 2010, versus $14.3 million last quarter and $14.1 million for the third quarter of 2009. Through nine months of 2010, non-interest expense totaled $42.8 million versus $44.1 million for the first nine months of 2009. These decreases reflect the impact of cost control initiatives throughout 2010, while year-to-date non-interest expense in 2010 also benefited from lower FDIC insurance costs, as 2009's expense included $930,000 for the special assessment imposed on all banks in the second quarter of 2009. Peoples also successfully limited the exposure to escalating salary and benefit costs, which were held flat on a year-to-date basis. These cost savings were partially offset by higher costs associated with problem loan workouts, such as fees for legal and valuation services, and foreclosed real estate.

"Our third quarter 2010 efficiency ratio of 58.8% represented modest improvement over the prior quarter," said Sloane. "We attribute this result to our ability to maintain a diversified revenue stream, while reducing operating expenses through targeted expense control. As we work to enhance bottom-line earnings, we will seek opportunities to expand revenue and to enhance operating efficiency through appropriate cost control measures."

At September 30, 2010, total portfolio loan balances were $1.01 billion, down $5.2 million versus the prior quarter-end and down $41.2 million compared to year-end 2009. These declines occurred primarily as a result of managed reductions in commercial real estate loan exposures to enhance Peoples' overall balance sheet risk profile, coupled with the impact of charge-offs and problem loan workouts. Peoples experienced good demand for commercial and industrial loans



during the third quarter, with total balances increasing $12.1 million for the quarter and $18.1 million on a year-to-date basis.

Total nonperforming assets were $41.6 million, or 2.21% of total assets, at September 30, 2010, versus $43.4 million, or 2.21%, at June 30, 2010 and $40.7 million, or 2.03%, at year-end 2009. The decline during the quarter occurred primarily as a result of returning a single commercial real estate loan relationship, with total outstanding balances of $1.6 million, to accruing status. Continued weakness in the commercial real estate market resulted in third quarter 2010 write-downs totaling $447,000 on two commercial properties held in OREO. Also during the third quarter, eight commercial loan relationships became impaired and the loans were placed on nonaccrual status. These loan relationships had an aggregate outstanding principal balance of $12.1 million and were subsequently written down by $6.1 million to the estimated net realizable value of the underlying collateral as of September 30, 2010. The corresponding increase in total nonperforming assets was mostly offset by paydowns and charge-offs on existing nonaccrual loans.

Third quarter 2010 net loan charge-offs were $8.0 million, or 3.11% of average loans on an annualized basis, compared to $4.8 million, or 1.86%, last quarter and $7.1 million, or 2.57%, for the third quarter of 2009. As previously noted, the majority of the third quarter 2010 charge-offs was attributable to impaired commercial real estate loans being written down to the estimated net realizable value of the underlying collateral. Through nine months of 2010, net loan charge-offs were $20.0 million, or 2.57% of average loans on an annualized basis, versus $15.6 million, or 1.90%, for the same period in 2009. Peoples' allowance for loan losses was $27.2 million, or 2.68% of gross loans, at September 30, 2010, consistent with the prior quarter-end. To maintain the adequacy of the allowance for loan losses, Peoples recorded a third quarter 2010 provision for loan losses of $8.0 million versus $5.5 million and $10.2 million for the second quarter of 2010 and third quarter of 2009, respectively.

"In the third quarter, we saw additional borrowers succumb to the ongoing damaging effects of the sluggish economy, which limited our ability to improve asset quality metrics," commented Sloane. "In addition, the continued general weakness in the commercial real estate market and overall economy has caused some workouts to take longer than we would like. We continue to seek swift yet prudent resolution of problem loans to minimize future losses."

During the third quarter of 2010, retail deposit balances decreased modestly, as declines in interest-bearing retail deposits outpaced a $6.1 million increase in non-interest-bearing deposits. Interest-bearing retail balances were down $12.5 million for the quarter, driven by a $21.9 million reduction in retail certificates of deposit. These decreases were a result of management maintaining its focus on reducing higher-cost, non-core deposits given recent growth in lower-cost deposits and lack of attractive investment opportunities. Through nine months of 2010, non-interest-bearing deposit balances have grown $11.7 million, while retail interest-bearing deposits have decreased $11.4 million.

Peoples recorded income tax expense of $653,000 for the nine months ended September 30, 2010, representing an effective tax rate of 11.5%. Included in this amount was the entire $625,000 tax benefit associated with the investment impairment losses recognized in the first two quarters of 2010. Management anticipates Peoples' effective tax rate to approximate 17% for the fourth quarter of 2010.

"Results for the third quarter were eclipsed by the lack of any real improvement in economic conditions in our markets, causing greater stress on existing borrowers and weaker demand for new loans," summarized Mead. "These conditions could linger for several quarters. As we work to put credit quality issues behind us, our strategic priorities continue to be increasing shareholder value and generating long-term stabilized earnings by proactively managing the risk profile of the balance sheet, growing loans and deposits and capitalizing on opportunities to expand the company."

Peoples Bancorp Inc. is a diversified financial products and services company with $1.9 billion in assets, 47 locations and 39 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance, and trust solutions through its financial service units – Peoples Bank, National Association; Peoples Financial Advisors (a division of Peoples Bank); and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the NASDAQ Global Select Market® under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of US publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss third quarter 2010 results of operations today at 11:00 a.m., Eastern Daylight Savings Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (800) 860-2442. A simultaneous Webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.



Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate", "could", "may", "feel", "expect", "believe", "plan", and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to: (1) continued deterioration in the credit quality of Peoples' loan portfolio could occur due to a number of factors, such as adverse changes in economic conditions that impair the ability of borrowers to repay their loans, the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be worse than expected, which may adversely impact the provision for loan losses; (2) competitive pressures among financial institutions or from non-financial institutions may increase significantly, including product and pricing pressures and Peoples' ability to attract, develop and retain qualified professionals; (3) changes in the interest rate environment, which may adversely impact interest margins; (4) changes in prepayment speeds, loan originations, sale volumes and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated; (5) general economic conditions and weakening in the real estate market, either nationally or in the states in which Peoples and its subsidiaries do business may be less favorable than expected, which could decrease the demand for loans, deposits and other financial services and increase loan delinquencies and defaults; (6) political developments, wars or other hostilities, which may disrupt or increase volatility in securities markets or other economic conditions; (7) legislative or regulatory changes or actions, including in particular the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the regulations to be promulgated thereunder, which may adversely affect the business of Peoples and its subsidiaries; (8) changes in accounting standards, policies, estimates or procedures may adversely affect Peoples' reported financial condition or results of operations; (9) adverse changes in the conditions and trends in the financial markets, which may adversely affect the fair value of securities within Peoples' investment portfolio and interest rate sensitivity of Peoples' consolidated balance sheet; (10) a delayed or incomplete resolution of regulatory issues that could arise; (11) Peoples' ability to receive dividends from its subsidiaries; (12) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity; (13) the impact of larger or similar financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples; (14) the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity; (15) the costs and effects of regulatory and legal developments, including the outcome of regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations; and (16) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission ("SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the filing date of its September 30, 2010 consolidated financial statements on Form 10-Q with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.



## PER COMMON SHARE DATA AND SELECTED RATIOS

| | Three Months Ended | | | Nine Months Ended | |
| --- | --- | --- | --- | --- | --- |
| | September 30, 2010 | June 30, 2010 | September 30 2009 | September 30, 2010 | September 30, 2009 |
| **PER COMMON SHARE:** | | | | | |
| Earnings per share: | | | | | |
| Basic | $ (0.01) | $ 0.27 | $ (0.44) | $ 0.33 | $ 0.16 |
| Diluted | (0.01) | 0.27 | (0.44) | 0.33 | 0.16 |
| Cash dividends declared per share | 0.10 | 0.10 | 0.10 | 0.30 | 0.56 |
| Book value per share | 18.69 | 19.35 | 19.85 | 18.69 | 19.85 |
| Tangible book value per share (a) | 12.47 | 13.10 | 13.50 | 12.47 | 13.50 |
| Closing stock price at end of period | $ 12.37 | $ 14.50 | $ 13.05 | $ 12.37 | $ 13.05 |
| **SELECTED RATIOS:** | | | | | |
| Return on average equity (b) | 0.69% | 5.43% | (6.70%) | 2.78% | 1.74% |
| Return on average common equity (b) | (0.20%) | 5.45% | (8.97%) | 2.29% | 1.11% |
| Return on average assets (b) | 0.08% | 0.66% | (0.79%) | 0.34% | 0.20% |
| Efficiency ratio (c) | 58.78% | 60.28% | 58.28% | 59.71% | 60.00% |
| Net interest margin (b)(d) | 3.58% | 3.49% | 3.45% | 3.54% | 3.47% |
| Dividend payout ratio (e) | N/A | 38% | N/A | 91% | 363% |

(a)  This amount represents a non-GAAP measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on stockholders' equity.  Additional information regarding the calculation of this ratio is included at the end of this release.
(b)  Ratios are presented on an annualized basis.
(c)  Non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income (less securities and asset disposal gains/losses).
(d)  Information presented on a fully tax-equivalent basis.
(e)  Dividends declared on common shares as a percentage of net income available to common shareholders.



## CONSOLIDATED STATEMENTS OF INCOME

| (in $000's) | Three Months Ended September 30, 2010 | June 30, 2010 | September 30, 2009 | Nine Months Ended September 30, 2010 | 2009 |
|---|---|---|---|---|---|
| Interest income | $ 22,572 | $ 22,926 | $ 25,472 | $ 68,955 | $ 77,551 |
| Interest expense | 7,308 | 7,790 | 10,003 | 23,114 | 31,125 |
| Net interest income | 15,264 | 15,136 | 15,469 | 45,841 | 46,426 |
| Provision for loan losses | 8,005 | 5,458 | 10,168 | 19,964 | 18,965 |
| Net interest income after provision for loan losses | 7,259 | 9,678 | 5,301 | 25,877 | 27,461 |
| Gross impairment losses on investment securities | – | (800) | (6,395) | (1,620) | (6,395) |
| Less: Non-credit losses included in other comprehensive income | – | – | (465) | 166 | (465) |
| Net other-than-temporary impairment losses | – | (800) | (5,930) | (1,786) | (5,930) |
| Net gain on securities transactions | 3,818 | 3,018 | 276 | 6,852 | 864 |
| Loss on debt extinguishment | (3,630) | – | – | (3,630) | – |
| Net loss on assets | (443) | (1,254) | (41) | (1,681) | (103) |
| Loss on loans held for sale | (565) | (94) | – | (658) | – |
| **Non-interest income:** | | | | | |
| Deposit account service charges | 2,415 | 2,457 | 2,703 | 7,170 | 7,718 |
| Insurance income | 2,216 | 2,261 | 2,228 | 6,888 | 7,378 |
| Trust and investment income | 1,226 | 1,209 | 1,189 | 3,991 | 3,484 |
| Electronic banking income | 1,180 | 1,175 | 986 | 3,443 | 2,929 |
| Mortgage banking income | 354 | 267 | 276 | 856 | 1,384 |
| Bank owned life insurance | 137 | 173 | 254 | 495 | 807 |
| Other non-interest income | 183 | 267 | 150 | 691 | 568 |
| Total non-interest income | 7,711 | 7,809 | 7,786 | 23,534 | 24,268 |
| **Non-interest expense:** | | | | | |
| Salaries and employee benefits costs | 7,232 | 7,496 | 7,015 | 22,105 | 22,038 |
| Net occupancy and equipment | 1,383 | 1,440 | 1,398 | 4,341 | 4,366 |
| Professional fees | 847 | 601 | 742 | 2,140 | 2,183 |
| Electronic banking expense | 668 | 557 | 618 | 1,830 | 1,781 |
| FDIC insurance | 617 | 612 | 687 | 1,846 | 2,782 |
| Data processing and software | 461 | 527 | 603 | 1,558 | 1,704 |
| Franchise taxes | 373 | 374 | 466 | 1,120 | 1,293 |
| Foreclosed real estate and other loan expenses | 282 | 472 | 249 | 1,400 | 736 |
| Amortization of intangible assets | 224 | 235 | 307 | 704 | 956 |
| Other non-interest expense | 1,871 | 1,995 | 2,002 | 5,798 | 6,271 |
| Total non-interest expense | 13,958 | 14,309 | 14,087 | 42,842 | 44,110 |
| Income (loss) before income taxes | 192 | 4,048 | (6,695) | 5,666 | 2,450 |
| Income tax (benefit) expense | (221) | 763 | (2,630) | 653 | (526) |
| Net income (loss) | $ 413 | $ 3,285 | $ (4,065) | $ 5,013 | $ 2,976 |
| Preferred dividends | 514 | 512 | 512 | 1,539 | 1,364 |
| Net (loss) income available to common shareholders | $ (101) | $ 2,773 | $ (4,577) | $ 3,474 | $ 1,612 |

**PER COMMON SHARE DATA:**

| | | | | | |
|---|---|---|---|---|---|
| Earnings per share – Basic | $ (0.01) | $ 0.27 | $ (0.44) | $ 0.33 | $ 0.16 |
| Earnings per share – Diluted | $ (0.01) | $ 0.27 | $ (0.44) | $ 0.33 | $ 0.16 |
| Cash dividends declared per share | $ 0.10 | $ 0.10 | $ 0.10 | $ 0.30 | $ 0.56 |
| Weighted-average shares outstanding – Basic | 10,437,770 | 10,422,126 | 10,372,946 | 10,417,316 | 10,359,569 |
| Weighted-average shares outstanding – Diluted | 10,437,770 | 10,429,369 | 10,372,946 | 10,425,463 | 10,372,630 |
| Actual shares outstanding (end of period) | 10,438,510 | 10,423,317 | 10,371,357 | 10,438,510 | 10,371,357 |



## CONSOLIDATED BALANCE SHEETS

| (in $000's) | September 30, 2010 | December 31, 2009 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents: | | |
| Cash and due from banks | $ 30,354 | $ 29,969 |
| Interest-bearing deposits in other banks | 44,306 | 11,804 |
| Total cash and cash equivalents | 74,660 | 41,773 |
| Available-for-sale investment securities, at fair value (amortized cost of $608,427 at September 30, 2010 and $706,444 at December 31, 2009) | 610,783 | 726,547 |
| Held-to-maturity investment securities, at amortized cost (fair value of $3,053 at September 30, 2010 and $963 at December 31, 2009) | 2,964 | 963 |
| Other investment securities, at cost | 24,356 | 24,356 |
| Total investment securities | 638,103 | 751,866 |
| Loans, net of deferred fees and costs | 1,010,879 | 1,052,058 |
| Allowance for loan losses | (27,210) | (27,257) |
| Net loans | 983,669 | 1,024,801 |
| Loans held for sale | 4,082 | 1,874 |
| Bank premises and equipment, net of accumulated depreciation | 24,244 | 24,844 |
| Bank owned life insurance | 53,419 | 52,924 |
| Goodwill | 62,520 | 62,520 |
| Other intangible assets | 2,414 | 3,079 |
| Other assets | 40,578 | 38,146 |
| **Total assets** | $ 1,883,689 | $ 2,001,827 |
| **Liabilities** | | |
| Deposits: | | |
| Non-interest-bearing deposits | $ 209,693 | $ 198,000 |
| Interest-bearing deposits | 1,182,744 | 1,197,886 |
| Total deposits | 1,392,437 | 1,395,886 |
| Short-term borrowings | 49,060 | 76,921 |
| Long-term borrowings | 164,720 | 246,113 |
| Junior subordinated notes held by subsidiary trust | 22,557 | 22,530 |
| Accrued expenses and other liabilities | 21,156 | 16,409 |
| Total liabilities | 1,649,930 | 1,757,859 |
| **Stockholders' Equity** | | |
| Preferred stock, no par value (50,000 shares authorized, 39,000 shares issued at September 30, 2010, and December 31, 2009) | 38,619 | 38,543 |
| Common stock, no par value (24,000,000 shares authorized, 11,062,756 shares issued at September 30, 2010, and 11,031,892 shares issued at December 31, 2009), including shares in treasury | 166,152 | 166,227 |
| Retained earnings | 46,545 | 46,229 |
| Accumulated comprehensive (loss) income, net of deferred income taxes | (1,974) | 9,487 |
| Treasury stock, at cost (624,246 shares at September 30, 2010, and 657,255 shares at December 31, 2009) | (15,583) | (16,518) |
| Total stockholders' equity | 233,759 | 243,968 |
| **Total liabilities and stockholders' equity** | $ 1,883,689 | $ 2,001,827 |



## SELECTED FINANCIAL INFORMATION

| (in $000's, end of period) | September 30, 2010 | June 30, 2010 | March 31, 2010 | December 31, 2009 | September 30, 2009 |
|---|---|---|---|---|---|
| **Loan Portfolio** | | | | | |
| Commercial real estate | $ 454,499 | $ 471,046 | $ 501,917 | $ 503,034 | $ 478,518 |
| Commercial and industrial | 178,014 | 165,916 | 165,934 | 159,915 | 160,677 |
| Real estate construction | 39,621 | 36,490 | 34,894 | 32,427 | 67,143 |
| Residential real estate | 205,125 | 207,314 | 212,569 | 215,735 | 216,571 |
| Home equity lines of credit | 49,435 | 50,259 | 49,444 | 49,183 | 48,991 |
| Consumer | 82,894 | 83,735 | 85,231 | 90,144 | 94,374 |
| Deposit account overdrafts | 1,291 | 1,346 | 1,299 | 1,620 | 1,765 |
| Total loans | $ 1,010,879 | $ 1,016,106 | $ 1,051,288 | $ 1,052,058 | $ 1,068,039 |
| **Deposit Balances** | | | | | |
| Interest-bearing deposits: | | | | | |
| Retail certificates of deposit | $ 490,446 | $ 512,327 | $ 546,760 | $ 537,549 | $ 561,619 |
| Money market deposit accounts | 297,229 | 290,477 | 296,196 | 263,257 | 245,621 |
| Governmental deposit accounts | 139,843 | 136,119 | 143,068 | 147,745 | 137,655 |
| Savings accounts | 120,975 | 120,086 | 117,526 | 112,074 | 113,104 |
| Interest-bearing demand accounts | 92,585 | 94,542 | 88,425 | 91,878 | 87,153 |
| Total retail interest-bearing deposits | 1,141,078 | 1,153,551 | 1,191,975 | 1,152,503 | 1,145,152 |
| Brokered certificates of deposits | 41,666 | 41,666 | 41,738 | 45,383 | 61,412 |
| Total interest-bearing deposits | 1,182,744 | 1,195,217 | 1,233,713 | 1,197,886 | 1,206,564 |
| Non-interest-bearing deposits | 209,693 | 203,559 | 201,337 | 198,000 | 187,011 |
| Total deposits | $ 1,392,437 | $ 1,398,776 | $ 1,435,050 | $ 1,395,886 | $ 1,393,575 |
| **Asset Quality** | | | | | |
| Nonperforming assets: | | | | | |
| Loans 90+ days past due and accruing | $ 31 | $ 481 | $ – | $ 411 | $ 993 |
| Nonaccrual loans | 37,184 | 38,050 | 29,832 | 33,972 | 41,136 |
| Total nonperforming loans | 37,215 | 38,531 | 29,832 | 34,383 | 42,129 |
| Other real estate owned | 4,335 | 4,892 | 6,033 | 6,313 | 1,238 |
| Total nonperforming assets | $ 41,550 | $ 43,423 | $ 35,865 | $ 40,696 | $ 43,367 |
| Allowance for loan losses as a percent of nonperforming loans | 73.1% | 70.5% | 89.0% | 79.3% | 62.3% |
| Nonperforming loans as a percent of total loans | 3.67% | 3.77% | 2.84% | 3.27% | 3.94% |
| Nonperforming assets as a percent of total assets | 2.21% | 2.21% | 1.79% | 2.03% | 2.16% |
| Nonperforming assets as a percent of total loans and other real estate owned | 4.08% | 4.23% | 3.39% | 3.85% | 4.06% |
| Allowance for loan losses as a percent of total loans | 2.68% | 2.66% | 2.53% | 2.59% | 2.46% |
| **Capital Information(a)** | | | | | |
| Tier 1 risk-based capital ratio | 16.22% | 16.11% | 15.51% | 15.49% | 15.06% |
| Tier 1 common ratio | 11.13% | 11.07% | 10.60% | 10.58% | 10.30% |
| Total risk-based capital ratio (Tier 1 and Tier 2) | 17.55% | 17.44% | 16.83% | 16.80% | 16.39% |
| Leverage ratio | 10.26% | 10.14% | 9.97% | 10.06% | 9.82% |
| Tier 1 capital | $ 194,800 | $ 195,439 | $ 193,211 | $ 192,822 | $ 193,013 |
| Tier 1 common capital | 133,624 | 134,298 | 132,103 | 131,747 | 131,973 |
| Total capital (Tier 1 and Tier 2) | 210,768 | 211,509 | 209,647 | 209,144 | 209,986 |
| Total risk-weighted assets | $ 1,200,754 | $ 1,212,816 | $ 1,245,770 | $ 1,244,707 | $ 1,281,318 |
| Tangible equity to tangible assets (b) | 9.28% | 9.21% | 9.06% | 9.21% | 9.21% |
| Tangible common equity to tangible assets (b) | 7.16% | 7.18% | 7.07% | 7.22% | 7.22% |

(a) September 30, 2010 data based on preliminary analysis and subject to revision.
(b) These ratios represent non-GAAP measures since they exclude the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of these ratios is included at the end of this release.



## PROVISION FOR LOAN LOSSES INFORMATION

| (in $000's) | Three Months Ended | | | | | | Nine Months Ended | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | September 30, 2010 | | June 30, 2010 | | September 30, 2009 | | September 30, 2010 | | September 30, 2009 | |
| **Provision for Loan Losses** | | | | | | | | | | |
| Provision for checking account overdrafts | $ | 219 | $ | 179 | $ | 268 | $ | 418 | $ | 565 |
| Provision for other loan losses | | 7,786 | | 5,279 | | 9,900 | | 19,546 | | 18,400 |
| Total provision for loan losses | $ | 8,005 | $ | 5,458 | $ | 10,168 | $ | 19,964 | $ | 18,965 |
| | | | | | | | | | | |
| **Net Charge-Offs** | | | | | | | | | | |
| Gross charge-offs | $ | 8,605 | $ | 5,517 | $ | 7,479 | $ | 22,256 | $ | 17,763 |
| Recoveries | | 642 | | 674 | | 409 | | 2,245 | | 2,116 |
| Net charge-offs | $ | 7,963 | $ | 4,843 | $ | 7,070 | $ | 20,011 | $ | 15,647 |
| | | | | | | | | | | |
| **Net Charge-Offs by Type** | | | | | | | | | | |
| Commercial real estate | $ | 7,202 | $ | 4,401 | $ | 5,887 | $ | 17,521 | $ | 12,740 |
| Commercial and industrial | | 69 | | 38 | | 521 | | 1,000 | | 513 |
| Residential real estate | | 354 | | 77 | | 208 | | 615 | | 1,037 |
| Real estate, construction | | – | | 68 | | – | | 68 | | – |
| Consumer | | 91 | | 89 | | 172 | | 294 | | 618 |
| Home equity lines of credit | | 38 | | 5 | | 21 | | 31 | | 56 |
| Deposit account overdrafts | | 209 | | 165 | | 261 | | 482 | | 683 |
| Total net charge-offs | $ | 7,963 | $ | 4,843 | $ | 7,070 | $ | 20,011 | $ | 15,647 |
| | | | | | | | | | | |
| Net charge-offs as a percent of loans (annualized) | | 3.11% | | 1.86% | | 2.57% | | 2.57% | | 1.90% |

## SUPPLEMENTAL INFORMATION

| (in $000's, end of period) | September 30, 2010 | | June 30, 2010 | | March 31, 2010 | | December 31, 2009 | | September 30, 2009 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Trust assets under management | $ | 795,335 | $ | 742,044 | $ | 768,189 | $ | 750,993 | $ | 738,535 |
| Brokerage assets under management | $ | 233,308 | $ | 214,421 | $ | 229,324 | $ | 216,479 | $ | 210,743 |
| Mortgage loans serviced for others | $ | 235,538 | $ | 234,134 | $ | 230,183 | $ | 227,792 | $ | 220,605 |
| Employees (full-time equivalent) | | 532 | | 527 | | 530 | | 537 | | 544 |



## CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME

| | | Three Months Ended | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | September 30, 2010 | | | June 30, 2010 | | | September 30, 2009 | | | |
| (in $000's) | Balance | Income/ Expense | Yield/ Cost | Balance | Income/ Expense | Yield/ Cost | Balance | Income/ Expense | Yield/ Cost | |
| **Assets** | | | | | | | | | | |
| Short-term investments | $ 50,149 | $ 32 | 0.25% | $ 34,077 | $ 21 | 0.25% | $ 34,490 | $ 22 | 0.25% | |
| Investment securities (a)(b) | 707,196 | 8,641 | 4.89% | 739,206 | 8,717 | 4.72% | 736,653 | 9,765 | 5.30% | |
| Gross loans (a) | 1,016,922 | 14,290 | 5.60% | 1,042,010 | 14,591 | 5.62% | 1,092,059 | 16,077 | 5.85% | |
| Allowance for loan losses | (28,749) | | | (30,669) | | | (24,479) | | | |
| Total earning assets | 1,745,518 | 22,963 | 5.24% | 1,784,624 | 23,329 | 5.24% | 1,838,723 | 25,864 | 5.60% | |
| Intangible assets | 65,029 | | | 65,248 | | | 65,969 | | | |
| Other assets | 146,521 | | | 146,234 | | | 129,745 | | | |
| Total assets | $ 1,957,068 | | | $ 1,996,106 | | | $ 2,034,437 | | | |
| **Liabilities and Equity** | | | | | | | | | | |
| Interest-bearing deposits: | | | | | | | | | | |
| Savings accounts | $ 121,878 | $ 49 | 0.16% | $ 121,017 | $ 48 | 0.16% | $ 130,290 | $ 176 | 0.54% | |
| Interest-bearing demand accounts | 238,902 | 671 | 1.11% | 237,262 | 650 | 1.10% | 210,855 | 823 | 1.55% | |
| Money market deposit accounts | 297,140 | 509 | 0.68% | 294,138 | 654 | 0.89% | 234,513 | 689 | 1.17% | |
| Brokered certificates of deposits | 41,661 | 402 | 3.83% | 41,717 | 398 | 3.83% | 56,232 | 567 | 4.00% | |
| Retail certificates of deposit | 503,008 | 3,062 | 2.42% | 524,038 | 3,203 | 2.45% | 580,281 | 4,235 | 2.90% | |
| Total interest-bearing deposits | 1,202,589 | 4,693 | 1.55% | 1,218,172 | 4,953 | 1.63% | 1,212,171 | 6,490 | 2.12% | |
| Short-term borrowings | 51,004 | 62 | 0.48% | 48,931 | 66 | 0.53% | 55,700 | 110 | 0.77% | |
| Long-term borrowings | 240,851 | 2,553 | 4.17% | 262,602 | 2,771 | 4.19% | 309,879 | 3,403 | 4.32% | |
| Total borrowed funds | 291,855 | 2,615 | 3.52% | 311,533 | 2,837 | 3.62% | 365,579 | 3,513 | 3.78% | |
| Total interest-bearing liabilities | 1,494,444 | 7,308 | 1.94% | 1,529,705 | 7,790 | 2.04% | 1,577,750 | 10,003 | 2.51% | |
| Non-interest-bearing deposits | 210,031 | | | 209,602 | | | 197,900 | | | |
| Other liabilities | 15,008 | | | 14,317 | | | 17,952 | | | |
| Total liabilities | 1,719,483 | | | 1,753,624 | | | 1,793,602 | | | |
| Preferred equity | 38,607 | | | 38,581 | | | 38,506 | | | |
| Common equity | 198,978 | | | 203,901 | | | 202,329 | | | |
| Stockholders' equity | 237,585 | | | 242,482 | | | 240,835 | | | |
| Total liabilities and equity | $ 1,957,068 | | | $ 1,996,106 | | | $ 2,034,437 | | | |
| Net interest income/spread (a) | | $ 15,655 | 3.30% | | $ 15,539 | 3.20% | | $ 15,861 | 3.09% | |
| Net interest margin (a) | | | 3.58% | | | 3.49% | | | 3.45% | |

(a) Information presented on a fully tax-equivalent basis.

(b) Average balances are based on carrying value.



| (in $000's) | | September 30, 2010 Balance | Income/ Expense | Yield/ Cost | September 30, 2009 Balance | Income/ Expense | Yield/ Cost |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Short-term investments | $ | 30,671 | $ 57 | 0.25% | $ 32,938 | $ 61 | 0.25% |
| Investment securities (a)(b) | | 737,847 | 26,362 | 4.76% | 721,563 | 29,625 | 5.47% |
| Gross loans (a) | | 1,039,494 | 43,732 | 5.63% | 1,102,037 | 49,091 | 5.95% |
| Allowance for loan losses | | (29,581) | | | (24,320) | | |
| Total earning assets | | 1,778,431 | 70,151 | 5.27% | 1,832,218 | 78,777 | 5.74% |
| Intangible assets | | 65,252 | | | 66,123 | | |
| Other assets | | 144,922 | | | 134,756 | | |
| Total assets | $ | 1,988,605 | | | $ 2,033,097 | | |
| | | | | | | | |
| **Liabilities and Equity** | | | | | | | |
| Interest-bearing deposits: | | | | | | | |
| Savings accounts | $ | 119,842 | $ 144 | 0.16% | $ 125,921 | $ 468 | 0.50% |
| Interest-bearing demand accounts | | 235,298 | 1,982 | 1.13% | 204,299 | 2,353 | 1.54% |
| Money market deposit accounts | | 288,369 | 1,820 | 0.84% | 226,912 | 1,970 | 1.16% |
| Brokered certificates of deposits | | 41,792 | 1,201 | 3.84% | 38,836 | 1,175 | 4.05% |
| Retail certificates of deposit | | 521,992 | 9,643 | 2.47% | 612,099 | 14,086 | 3.08% |
| Total interest-bearing deposits | | 1,207,293 | 14,790 | 1.64% | 1,208,067 | 20,052 | 2.22% |
| Short-term borrowings | | 61,897 | 209 | 0.45% | 58,258 | 388 | 0.88% |
| Long-term borrowings | | 256,172 | 8,115 | 4.20% | 325,002 | 10,685 | 4.36% |
| Total borrowed funds | | 318,069 | 8,324 | 3.47% | 383,260 | 11,073 | 3.83% |
| Total interest-bearing liabilities | | 1,525,362 | 23,114 | 2.02% | 1,591,327 | 31,125 | 2.61% |
| Non-interest-bearing deposits | | 207,622 | | | 195,211 | | |
| Other liabilities | | 14,344 | | | 17,348 | | |
| Total liabilities | | 1,747,328 | | | 1,803,886 | | |
| Preferred equity | | 38,581 | | | 34,396 | | |
| Common equity | | 202,696 | | | 194,815 | | |
| Stockholders' equity | | 241,277 | | | 229,211 | | |
| Total liabilities and equity | $ | 1,988,605 | | | $ 2,033,097 | | |
| | | | | | | | |
| Net interest income/spread (a) | | | $ 47,037 | 3.25% | | $ 47,652 | 3.13% |
| Net interest margin (a) | | | | 3.54% | | | 3.47% |

(a) Information presented on a fully tax-equivalent basis.

(b) Average balances are based on carrying value.



## NON-GAAP FINANCIAL MEASURES

The following non-GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers.  The following tables summarize the non-GAAP financial measures derived from amounts reported in Peoples' financial statements:

| (in $000's, end of period) | September 30, 2010 | | June 30, 2010 | | March 31, 2010 | | December 31, 2009 | | September 30, 2009 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Tangible Equity:** | | | | | | | | | | |
| Total stockholders' equity, as reported | $ | 233,759 | $ | 240,280 | $ | 240,842 | $ | 243,968 | $ | 244,363 |
| Less: goodwill and other intangible assets | | 64,934 | | 65,138 | | 65,357 | | 65,599 | | 65,805 |
| Tangible equity | $ | 168,825 | $ | 175,142 | $ | 175,485 | $ | 178,369 | $ | 178,558 |
| | | | | | | | | | | |
| **Tangible Common Equity:** | | | | | | | | | | |
| Tangible equity | $ | 168,825 | $ | 175,142 | $ | 175,485 | $ | 178,369 | $ | 178,558 |
| Less: preferred stockholders' equity | | 38,619 | | 38,593 | | 38,568 | | 38,543 | | 38,518 |
| Tangible common equity | $ | 130,206 | $ | 136,549 | $ | 136,917 | $ | 139,826 | $ | 140,040 |
| **Tangible Assets:** | | | | | | | | | | |
| Total assets, as reported | $ | 1,883,689 | $ | 1,967,046 | $ | 2,003,271 | $ | 2,001,827 | $ | 2,004,754 |
| Less: goodwill and other intangible assets | | 64,934 | | 65,138 | | 65,357 | | 65,599 | | 65,805 |
| Tangible assets | $ | 1,818,755 | $ | 1,901,908 | $ | 1,937,914 | $ | 1,936,228 | $ | 1,938,949 |
| **Tangible Book Value per Share:** | | | | | | | | | | |
| Tangible common equity | $ | 130,206 | $ | 136,549 | $ | 136,917 | $ | 139,826 | $ | 140,040 |
| Common shares outstanding | | 10,438,510 | | 10,423,317 | | 10,408,096 | | 10,374,637 | | 10,371,357 |
| | | | | | | | | | | |
| Tangible book value per share | $ | 12.47 | $ | 13.10 | $ | 13.15 | $ | 13.48 | $ | 13.50 |
| **Tangible Equity to Tangible Assets Ratio:** | | | | | | | | | | |
| Tangible equity | $ | 168,825 | $ | 175,142 | $ | 175,485 | $ | 178,369 | $ | 178,558 |
| Total tangible assets | $ | 1,818,755 | $ | 1,901,908 | $ | 1,937,914 | $ | 1,936,228 | $ | 1,938,949 |
| | | | | | | | | | | |
| Tangible equity to tangible assets | | 9.28% | | 9.21% | | 9.06% | | 9.21% | | 9.21% |
| **Tangible Common Equity to Tangible Assets Ratio:** | | | | | | | | | | |
| Tangible common equity | $ | 130,206 | $ | 136,549 | $ | 136,917 | $ | 139,826 | $ | 140,040 |
| Tangible assets | $ | 1,818,755 | $ | 1,901,908 | $ | 1,937,914 | $ | 1,936,228 | $ | 1,938,949 |
| | | | | | | | | | | |
| Tangible common equity to tangible assets | | 7.16% | | 7.18% | | 7.07% | | 7.22% | | 7.22% |

## END OF RELEASE